SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 31, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated May 27, 2005, providing for informational purposes only, a comparison of 2004 financial statements under French GAAP and U.S. GAAP.

FOR INFORMATIONAL PURPOSES ONLY:
COMPARISON OF 2004 FINANCIAL STATEMENTS
UNDER FRENCH GAAP AND U.S. GAAP

PARIS, FRANCE, May 27, 2005 – Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a worldwide leading software developer of 3D and Product Lifecycle Management (PLM) solutions, is providing, for informational purposes only, a comparison of financial statements prepared in accordance with French GAAP and U.S. GAAP for the year ended December 31, 2004.

The Company released its annual financial results, prepared in accordance with U.S. GAAP in a press release issued on February 9, 2005.

In summary, 2004 revenue was €797 million under both French and U.S. GAAP. French GAAP 2004 EPS was €1.24 per diluted share, or €0.11 lower than U.S. GAAP EPS of €1.35, with the variance primarily accounted for by the different rules regarding goodwill amortization.

In Table 1 the Company has provided a summary of the differences between DS financial statements prepared in accordance with U.S. GAAP and French GAAP, respectively and explanations of any differences between the two. In Tables 2 and 3, the Company has provided financial information for the year ended December 31, 2004 and at December 31, 2004 prepared in accordance with U.S. GAAP and French GAAP.

ABOUT DASSAULT SYSTEMES
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream product design tools (SolidWorks®), and 3D components (Spatial ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com.

(See tables on following pages)

TABLE 1
SUMMARY OF DIFFERENCES BETWEEN FINANCIAL STATEMENTS
ESTABLISHED IN U.S. GAAP AND FRENCH GAAP

The differences are summarized below (in thousands of euros):

	Net Equity	Net Income
U.S. GAAP	759,249	156,418
Goodwill amortization (1)	(68,669)	(17,996)
Accounting for issuance of SolidWorks shares (2)	9,603	3,651
Stock-options - tax benefits (3)		2,421
Other, net	(140)	(117)
As adjusted for French GAAP	700,043	144,377

(1)

Under French GAAP, goodwill is amortized over its useful life. Under SFAS 142 (“Goodwill and Other Intangible Assets”), goodwill is not amortized. Goodwill amortization is replaced by an annual impairment test implemented at the reporting unit level using fair value measurement.

(2)

Under French GAAP, the issuance of new shares by SolidWorks, which decreased the Company’s ownership, was recognized as proceeds of stock. Accordingly, a dilution gain was recognized in earnings. Under U.S. GAAP, the gain is not recognized, as reacquisition of shares is contemplated at the time of issuance and the dilution is accounted for as an equity transaction.

(3)

Under French GAAP, tax deductions relating to stock-compensation arrangements are recognized in earnings. Under US GAAP, when the tax deduction exceeds the financial reporting expense, the incremental tax benefit is reflected as an increase in paid-in capital.

TABLE 2
DASSAULT SYSTEMES
COMPARISON OF CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004
U.S. GAAP AND FRENCH GAAP

All amounts in thousands of euros, except per share data	Year ended Dec. 31, 2004 U.S. GAAP	Year ended Dec. 31, 2004 French GAAP

Revenue
Software	670,943	670,943

Service and Other	125,609	125,609

Total Revenue	€796,552	€796,552

Cost of Revenue
Software	21,688	21,688

Service and Other	100,988	100,988

Total Cost of Revenue	€122,676	€122,676

Gross Profit	€673,876	€673,876

Research, Selling, Administrative and Acquisition expenses
Research and Development	221,860	222,084

Marketing and Sales	173,713	173,713

General Administration	47,118	47,118

Acquisition Costs	1,394	1,394

Total Research, Selling, Administration and Acquisition expenses	€444,085	€444,309

Operating Income	€229,791	€229,567

Financial revenue and Other	7,467	11,169

Income before income taxes*	237,258	240,736

Income tax expense	80,840	78,363

Amortization of goodwill in French GAAP	N/A	17,996

Net Income	€156,418	€144,377

Basic net income per share	€1.38	€1.27

Diluted net income per share	€1.35	€1.24

Basic weighted average shares outstanding (in millions)	113.2	113.2
Diluted weighted average shares outstanding (in millions)	116.2	116.2

* Income before income taxes includes equity of unconsolidated affiliates – joint ventures

TABLE 3
DASSAULT SYSTEMES
COMPARISON OF CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2004
U.S. GAAP AND FRENCH GAAP

All amounts in thousands of euros	Year ended Dec. 31, 2004 U.S. GAAP	Year ended Dec. 31, 2004 French GAAP

Assets

Current assets	889,982	889,982

Property and equipment, net	57,183	57,183

Long term investments and loans	22,038	22,038

Investment in equity of unconsolidated affiliates –	771	771
joint ventures

Long-term deferred tax assets	25,419	25,601

Goodwill (net)	93,096	34,030

Other intangible assets	10,662	10,233

Total Assets	€1,099,151	€1,039,838

Liabilities and shareholders' equity

Current liabilities	298,779	298,779

Long-term obligations	41,123	41,016

Shareholders' equity	759,249	700,043

Total liabilities and shareholders' equity	€1,099,151	€1,039,838

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: May 31, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration